Shannon McKinney

10 year Recruiting Professional
Tuscaloosa, Alabama, United States
www.linkedin.com/in/shannonmckinney-1395511ba
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Summary:

Shannon has been instrumental in supporting the creation and development of various projects, providing invaluable ideas and insights. She has demonstrated her ability to collaborate effectively, think critically, and review and improve creative work. Recently, she has begun to leverage these skills to reach out to large ministries, forming important partnerships. One notable achievement was arranging a meeting with executives from a large ministry, leading to the exploration of a reality show development. Although her work with ChristianMovies.fun is not listed on her LinkedIn profile, her contribution has been significant. Shannon McKinney is also a key contributor to the development of ChristianMovies.Fun.

Experience:

Ambassador Personnel, Inc.
Recruiting Branch Manager
October 2023 - Present (10 months)
Tuscaloosa, Alabama, United States

Called Writers Christian Publishing
Relationship Builder
July 2020 - Present (4 years 1 month)

PeopleReady
Branch Manager - Sales & Recruiting
July 2012 - August 2020 (8 years 2 months)
Tuscaloosa, Alabama, United States

- Recruited for and filled open positions for hundreds of companies
- Managed all aspects of People Ready branch with high degree of focus on sales, customer retention, safety, and profitability - Consistently ranked 2nd in district for sales despite being 5 of 7 in area size
- Circle of Excellence 2013 2nd Place Branch in Region
- Circle of Excellence 2016 Regional Safety Award
- Managed temporary workforce which includes 150 weekly employees
- My branch achieved record-breaking revenue and NOI during 2020, at the height of the pandemic shutdowns.

- Ranked top 5 in revenue for Eastern region.

Bamaland
Retail Store Manager
July 2010 - March 2012 (1 year 9 months)
Tuscaloosa, Alabama, United States

- Managed all aspects of retail store including marketing, sales promotions, purchasing, product pricing, store layout, bookkeeping, cash handling, employee recruiting/termination, employee training, employee evaluations, and payroll.
- Reported all aspects of store management to the parent company Board of Directors
- Involved in strategic planning for Bamaland and Direct Wholesale